Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, NY 10036

May 16, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Grupo Supervielle S.A.  (the “Company”)

Registration Statement on Form S-1 (File No. 333-208880)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, wish to advise you that approximately 836 copies of the Preliminary Prospectus issued May 10, 2016 and included in the Registration Statement on Form F-1, as filed on January 6, 2016 and as amended, were distributed during the period from May 10, 2016 through the date hereof to prospective underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the other participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of the Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on May 18, or as soon thereafter as practicable.

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Very truly yours,

MORGAN STANLEY & CO. LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Acting severally on behalf of themselves and the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Manuel Garcia Diez
	Name:	Manuel Garcia Diez
	Title:	Executive Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory